SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
______New Territories, Hong Kong________
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X    Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on (i) July 12, 2004, (ii) July 15, 2004, and (iii) July 26, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: July 26, 2004	By:	/s/ ROLAND W. KOHL

Roland W. Kohl Chief Executive Officer

NEWS RELEASE
CONTACTS:	Gary S. Maier/Sophie Xu
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS SIGNS MANUFACTURING AGREEMENT WITH
BERGER LAHR GMBH&CO., KG, A SCHNEIDER ELECTRIC SUBSIDIARY

--Expands OEM Clock Manufacturing Business--

HONG KONG – July 12, 2004 – Highway Holdings Limited (Nasdaq: HIHO) today announced it has signed a cooperative/manufacturing agreement with Berger Lahr GmbH&Co., KG, a subsidiary of Schneider Electric SA, and has already commenced manufacturing coils for Berger Lahr’s induction motors. Terms were not disclosed.

“This contract with Berger Lahr reflects the ongoing success of an overall strategy implemented over the past year designed to generate increased revenues and higher margins by producing more customized and sophisticated components, subassemblies and complete assemblies with multi-production capabilities for large-scale global customers. The contract from Berger Lahr follows contracts received over the past several months from Miele and Katoh Electrical. We look forward to expanding upon this high caliber base of business,” said Roland Kohl, chairman and chief executive officer.

Separately, the company said it has received new product development and tooling orders from a major OEM customer for seven new clock products, including three radio-controlled clocks. In addition, the company said it received an order for development and production of a new radio- controlled, LCD-alarm clock from another major OEM customer and has commenced product delivery. Terms were not disclosed.

About Berger Lahr

Berger Lahr offers products, systems and complete solutions for positioning and automation, supported by comprehensive consulting and engineering services - from the development stage through production and commissioning.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including single-use and 35mm cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the ability of Highway Holdings to maintain and expand its relationship with Berger Lahr GmbH & Co., the uncertainty of the amount of orders placed by Braun GmbH for clock products and various economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the Registration Statement on Form F-1, as amended (Registration No. 333-05980), and the company’s annual reports on Form 20-F.

# # #

NEWS RELEASE

CONTACTS:	Gary S. Maier/Sophie Xu
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS LIMITED DECLARES ANNUAL CASH DIVIDEND

HONG KONG – July 15, 2004 – Highway Holdings Limited (Nasdaq: HIHO) today announced that its board of directors has declared an annual cash dividend of $0.10 per share on the company’s common stock for the fiscal year ended March 31, 2004. The dividend will be paid August 3, 2004, to shareholders of record on July 28, 2004.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including single-use and 35mm cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People’s Republic of China.

# # #

NEWS RELEASE
CONTACTS:	Gary S. Maier/Sophie Xu
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS
FISCAL 2005 FIRST QUARTER RESULTS

-- Net Income More than Doubles for Three-Month Period --

HONG KONG — July 26, 2004 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its first fiscal quarter ended June 30, 2004, representing the ninth consecutive quarter of profitability.

Net income for the fiscal first quarter more than doubled to $346,000, or $0.10 per diluted share, from $159,000, or $0.05 per diluted share, last year. Net sales for the same period increased 3.3 percent to $6.1 million from $6.0 million a year earlier.

“Results for the first fiscal quarter of 2005 reflect continued strength of our metal manufacturing division, as well as increased sales derived from our watch and clock businesses,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

He emphasized that results for the first fiscal quarter do not fully reflect management’s expectations for fiscal 2005, since the ramp up of several important new contracts and pending business will only begin to be realized in the second half of the company’s fiscal year.

Gross profit as a percentage of sales for the first fiscal quarter of fiscal 2005 increased to 24 percent from 19 percent in the same period a year ago. The company attributed the improvement primarily to the increase in revenues from its metal manufacturing division, which normally has higher margins, and management’s continued focus on attracting more customized business for this division from well-respected OEM customers.

Sales derived from the company’s metal manufacturing division during the current fiscal quarter increased 8.6 percent to $3.8 million from $3.5 million in the comparable quarter last year. As a percentage of the company’s overall sales, the metal division increased to 61.5 percent compared with 58.6 percent a year earlier.

Sales for the camera unit decreased in the first fiscal quarter, as anticipated, to $1.1 million from $1.6 million a year ago – representing 18.6 percent of total sales compared with 27.0 percent a year ago. Since most of the company’s camera products are film-based, camera sales are expected to further decline as digital photography continues to gain further market share. Clock sales climbed 94 percent to $866,000 from $447,000 a year ago – representing 14.1 percent of total sales compared with 7.5 percent last year. The company attributed the sharp increase in sales to engineering and tooling orders from one of its OEM customers for future clock products.

(more)

Selling, general and administrative expenses for the quarter ended June 30, 2004 was $1,134,000 compared with $1,060,000 last year, increasing as a percentage of sales to 18.4 percent from 17.8 percent a year ago. The increase in selling, general and administrative expenses mainly reflects increased transportation and energy costs, as well as salary increases. Kohl noted that over the past several years management had voluntarily accepted salary reductions of approximately 30 percent during a difficult business environment. The recent salary increases recognize the improved operations and profitability of the company.

Operating income for the first fiscal quarter climbed more than four-fold to $342,000 from $79,000 a year earlier due to the increase in net sales and the improvement of the gross profit ratio.

Kohl highlighted the company’s strong balance sheet. At June 30, 2004, the company had working capital of $9.3 million compared with $8.8 million at March 31, 2004. Total shareholders’ equity improved to $13.4 million from $12.8 million last year. The company’s current ratio was 2.78:1 at June 30, 2004, with essentially no long-term debt.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including single-use and 35mm cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

# # #
(Financial Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter Ended
	June 30,

	2004	2003

Net sales	$ 6,148	$ 5,953
Cost of sales	4,672	4,814

Gross profit	1,476	1,139
Selling, general and administrative expenses	1,134	1,060

Operating income	342	79

Non-operating items
Interest expenses	(24)	(17)
Exchange gain (loss), net	44	99
Interest income	1	10
Other income	36	21

Total non-operating income	57	113

Shares of loss of affiliate	(1)	0

Net income before income tax	398	192
Income taxes	52	33

Net income before minority interest	346	159

Minority interest	0	0

Net income after minority interest	346	159

Earning per share - basic	$0.11	$ 0.05

Weighted average number of shares - basic	3,171	2,939

Earning per share - diluted	$0.10	$ 0.05

Weighted average number of shares - diluted	3,374	2,974

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	June 30,	March 31
	2004	2004

	(Unaudited)
Current assets
Cash and cash equivalents	$ 4,326	$ 4,158
Restricted cash	965	965
Short term investment	291	309
Accounts receivable, net of doubtful accounts	3,546	3,763
Inventories	4,890	4,394
Prepaid expenses and other current assets	530	639

Total current assets	14,548	14,228

Property, plant and equipment, net	3,839	3,780
Investment and advance in affiliate	6	7
Industrial property rights	625	673

Total assets	$ 19,018	$ 18,688

Current liabilities:
Short-term borrowings	$ 1,773	$ 1,933
Current portion of long-term debt	171	173
Accounts payable	2,062	2,296
Accrual payroll and employee benefits	308	321
Accrued professional fees	39	110
Other liabilities and accrued expenses	750	543
Income tax payable	136	78

Total current liabilities	5,239	5,454

Long-term debt	214	212
Deferred income taxes	179	179
Minority interest	2	2

Shareholders’ equity:
Common shares, $0.01 par value
Authorized, 20,000,000 shares; issued and outstanding: 3,196,123 shares at June 30, 2004	32	31
Additional paid-in capital	9,273	9,035
Retained earnings	4,301	3,954
Accumulated other comprehensive income	(169)	(126)
Treasury shares, at cost-37,800 shares at June 30, 2004	(53)	(53)

Total shareholders’ equity	13,384	12,841

Total liabilities and shareholders’ equity	$ 19,018	$ 18,688